Exhibit (a)(5)

[Radiant Letterhead]

[Date]

Dear Employee Option Holder:

On behalf of Radiant Systems, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Options”) granted under our Amended and Restated 1995 Stock Option Plan (the “Plan”) for new options the Company will grant under the Plan (the “New Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated December 2, 2004 (the “Offer of Exchange”).

The Offer expired at 12:00 midnight, Eastern time, on December 30, 2004. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of                      shares of Common Stock and cancelled all such Options. The Company has accepted for exchange and cancelled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive New Options under the Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Options you tendered for exchange, except as specified in the Offer, and will include the following terms:

•	The per share exercise price under the New Options will equal the fair market value of the Common Stock on the date the Company grants the New Options, as determined the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Options; and

•	The vesting schedule of the New Options generally will vest in one-third increments on the first three anniversaries of the grant date.

In accordance with the terms of the Offer, the Company will grant you the New Options on July 1, 2005. At the time, as described in the Offer to Exchange, you will receive a New Option agreement executed by the Company.

In accordance with the terms of the Offer, and as provided in the Plan, you must be an employee of the Company or one of our subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Options. If you do not remain an employee, you will not receive New Options or any other consideration for the Options tendered by you and cancelled by the Company.

If you have any questions about your rights in connection with the grant of New Options, please refer to the documents posted at http://portal.radiant.com/sites/OEP or contact Radiant Systems, Inc., Attention: Corporate Benefits, 3925 Brookside Parkway, Alpharetta, Georgia 30022, telephone: (770) 576-6350, facsimile: (770) 754-7773 and e-mail: corporatebenefits@radiantsystems.com.

Sincerely,

/s/ John H. Heyman
John H. Heyman, Chief Executive Officer

ATTACHMENT A

(Name of Option Holder)

Total Number of Option Shares Subject to Option	Number of Option Shares Subject to Tendered Option Accepted for Exchange	Exercise Price of Tendered Option Accepted for Exchange	Date of Acceptance of Tender

Number of Option Shares Subject to New Options to be Granted to you on or about July 1, 2005.